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November 12, 2015

Gold Demand Trends
Third quarter 2015	November 2015

Key changes

Tonnes	Year-on-year		Year-to-date
Gold demand	h	8%	i	-2%
Jewellery	h	6%	i	-3%
Technology	i	-4%	i	-3%
Investment	h	27%	h	5%
Central banks and other institutions	i	-3%	i	-7%
Supply	h	1%	i	-1%

Source: Metals Focus; World Gold Council

Contributors

Louise Street

louise.street@gold.org

Krishan Gopaul

krishan.gopaul@gold.org

Mukesh Kumar

mukesh.kumar@gold.org

Carol Lu

carol.lu@gold.org

Alistair Hewitt

Director, Market Intelligence

alistair.hewitt@gold.org

www.gold.org

Lower prices lift demand

Gold demand climbed 8% to 1,120.9t as bar and coin demand drove gains. Jewellery demand grew 6%. Central banks again bought in bulk but ETF holdings declined. Mine production dipped; total supply edged up (+1%).

Key themes of Q3 2015 (more detail page 2-4)

Q3 was a period of two distinct halves. A price dip buoyed consumer demand in the first half, before a positive shift in institutional investors’ positions pushed prices back up in the second.

Gold still a favoured reserve asset. Weighty purchases by central banks almost matched Q3 2014’s record.

Mine production retreats slightly from Q3 2014 peak. Marginal contribution from a number of newer mines continued to taper off.

Featured Q3’15 Chart

Year-on-year changes in gold demand, by category

Source: Metals Focus; World Gold Council

Key themes of Q3 2015

Q3 saw two distinct phases of play: firstly, a sharp price drop drew out consumer demand…

Bargain-hunting during the first six weeks of the quarter was most apparent in the bar and coin space, although jewellery demand also benefited.

Having trudged a little wearily through the first six months of the year, the gold market started the third quarter with a jolt. Expecting an interest rate rise in September or October, some tactical Western investors sold their gold holdings during the opening weeks of the quarter. The US dollar gold price dropped to a five-year low and consumers were spurred into action (Chart 1).

Bar and coin demand shot up to 295.7 tonnes (t). This was the highest level for nearly two years, some 33% above the rather weak Q3 2014 and 46% up on the previous quarter. Similarly, demand for gold jewellery accelerated during what is traditionally a slow time of year for jewellery sales.

Table 1: Data highlights for Q3 2015 (see full details on pages 19–26)

	Tonnes					US$mn
	Q3’14	Q3’15	5-year average	Year-on- year change		Q3’14	Q3 ’15	5-year average	Year-on- year change

Demand
Gold demand	1,041.9	1,120.9	1,106.1	h	8%	42,943.2	40,517.9	51,415.0	i	-6%
Jewellery	594.1	631.9	578.4	h	6%	24,485.2	22,841.2	26,502.5	i	-7%
Technology	87.6	84.3	95.1	i	-4%	3,609.9	3,045.5	4,401.8	i	-16%
Investment	180.7	229.7	306.4	h	27%	7,447.9	8,304.1	14,642.5	h	11%
Total bar and coin	222.2	295.7	329.6	h	33%	9,159.8	10,687.2	15,424.1	h	17%
ETFs and similar products	-41.5	-65.9	-23.1	-	—	-1,711.9	-2,383.1	-781.6	-	—
Central banks and other institutions	179.5	175.0	126.1	i	-3%	7,400.1	6,327.1	5,868.2	i	-14%

Consumer demand in selected markets
India	238.2	268.1	228.2	h	13%	9,816.9	9,692.7	10,558.7	i	-1%
China	212.0	239.9	242.3	h	13%	8,737.2	8,673.0	11,136.7	i	-1%
Middle East	64.0	70.5	79.0	h	10%	2,639.3	2,549.6	3,633.2	i	-3%
United States	36.3	58.9	45.9	h	62%	1,495.0	2,128.0	2,120.7	h	42%
Europe ex CIS	58.1	73.6	84.3	h	27%	2,394.6	2,661.6	3,928.2	h	11%

Supply
Total supply	1,092.1	1,100.1	1,101.3	h	1%	45,012.0	39,766.0	50,890.9	i	-12%

Total mine supply	824.1	847.8	742.8	h	3%	33,965.9	30,645.4	34,085.1	i	-10%
Recycled gold	268.0	252.3	358.5	i	-6%	11,046.1	9,120.7	16,805.7	i	-17%

Gold price
LBMA Gold Price (US$/oz)	1,281.9	1,124.3	—	i	-12%	—	—	—		—

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Third quarter 2015	02

Coming on the heels of a tough second quarter, the reaction to the price drop was magnified to a certain extent. As we discussed in Gold Demand Trends, Second quarter 2015, consumers were relatively inactive between March and June as the lack of price volatility meant they were waiting for a clearer signal for the right time to buy. That signal rang loud and clear in July. And consumers came out in their droves.

What was particularly noticeable about this consumer response was the fact that it was a truly global phenomenon. Such price sensitivity is traditionally the domain of Asian and Middle Eastern markets: India, China and Turkey in particular. But in Q3, demand for bars and coins rocketed in North America and, to a lesser extent, Europe as investors the world over sought to grab a bargain. Coin sales by the US Mint during the quarter were on a par with that of Q4 2008, when demand surged during the depths of the unprecedented global financial meltdown. European investors were also enthusiastic buyers: demand was up by more than a third to 60.9t.

However, the sudden rush for bars, coins and jewellery subsided in the middle of August, as the gold price bounced higher.

Chart 1: US$ gold price fell to a five-year low in July, bounced back in August

•	After a stable second quarter, ETF selling and bearish speculative investor positioning helped drive the gold price down in July.

•	Watchful consumers responded immediately: demand for jewellery, bars and coins jumped.

•	The price fall was less pronounced in Turkey, due to local currency weakness.

Source: ICE Benchmark Administration; Datastream; World Gold Council

Gold Demand Trends | Third quarter 2015	03

…before a rebound as speculative Western investors deferred US rate rise expectations

The upsurge in consumer demand evaporated in the latter half of Q3 as institutional gold investors took a relatively gold-positive stance, driving the gold price back up.

Having hit a low of US$1,080.8/oz in July, the gold price did a swift about-turn in August. Western institutional investors, such as hedge funds and asset managers, were the driving force behind the rebound. This segment of the gold market had adopted a fairly negative stance towards gold over the preceding months. In the main, this was due to expectations that the US would begin to raise interest rates in September or October of this year, signalling a healthier US economy and reducing the need for such investors to seek shelter in gold. But after a raft of upbeat US economic data releases during July, cracks began to appear. Stubbornly low US inflation, global equity market turmoil, concerns over China’s economic health and an unexpected devaluation of its currency made investors reassess the outlook for the US economy and interest rates.

As a result, the expected timing of an increase in US interest rates was pushed back, leading to a shift in the gold positions in the hands of these investors. While there was no sharp u-turn in positioning, the attitude towards gold softened and became relatively more positive. This was clearly evidenced by activity on the New York futures market. A sharp increase in the net long position on Comex in the latter weeks of the quarter was primarily due to a reduction in short positions (Chart 2).1

Chart 2: Speculative positioning in gold turned markedly more positive in August

•	After falling almost to zero in early August, by the end of Q3 net long positions had fully reversed their July losses.

•	October saw an acceleration of this positive shift, with total longs rising close to the January peak.

Source: Commodity Futures Trading Commission

1	Commitment of Traders (CoT) report of the Commodity Futures Trading Commission (CFTC). This refers to non-commercial net longs, which exclude producers and qualified hedgers and are usually considered a proxy of positioning by the more speculative end of the spectrum.

Gold Demand Trends | Third quarter 2015	04

This shift gained momentum heading into Q4: open interest on Comex reached an 8-month high at the end of October. Notably, much of this recent growth in the net long position was due to an increase in outright longs, which far exceeded the reduction in total short positions. At the time of writing, the total long position was close to its January high for this year.

ETF holdings to some extent echoed the pattern on Comex, although given the more speculative nature of Comex positons, the impact was less pronounced. ETF outflows of 71.8t in July turned to marginal inflows in August and September. October was the third successive month of inflows, albeit small at 10.5t.

Gold as a reserve asset remains firmly on the radar

Central banks continue to build their holdings of gold, adding 175t to official reserves.

Purchases by central banks and other official sector institutions almost equalled the Q3 2014 record of 179.5t as gold’s diversification benefits were increasingly recognised and sought. A couple of new countries joined the ranks of repeat buyers, the most significant of those being China.

The People’s Bank of China (PBoC) confirmed in July that its gold reserves had expanded by over 50% since its last announcement in 2009. At 1,658t, that put China at number six in the global rankings. Subsequently, the PBoC has begun regularly to report changes to its gold holdings and has confirmed an additional 50.1t of purchases between July and September.

And in another small but significant step, the central bank of the United Arab Emirates (UAE) confirmed that, between April and September it added 5t of gold to its reserve asset portfolio, having held none since 2003. The result is that the UAE makes it into the top 100 holders of gold and expands the geographical spread of central bank buyers.2

Q3 saw continued buying by regular names, primarily concentrated in the CIS region. Selling was again limited and sporadic. For further detail, please see Central banks and other institutions.

Mine production still on course to plateau

Cost reduction continues, incremental impact of newer mines wanes and reduced exploration shrinks the pipeline.

After a long period of growth, the supply of gold from mine production dipped by 1% in the third quarter. Globally, mines produced 827.8t of gold, failing quite to reach the Q3 2014 record of 836.1t.

Mine production has felt the impact of opposing forces in recent years: declining output from older, historic mining districts, particularly in South Africa and the US has contrasted with the positive incremental impact on production from new mines coming on stream. Up until recently, the latter has more than offset the former, allowing for continued growth in mine production. However, many newer mines are now at or near their full potential and therefore growth rates are slowing, making further production gains increasingly difficult.

Mining companies have been similarly affected by relative movements in costs and the gold price. The post-2011/12 era of generally lower gold prices has been a gruelling one for gold miners, despite large strides having been made in reducing costs. After a period of implementing cuts to spending on capital and administration, much of the recent cost reduction has come from lower oil prices and favourable exchange rate moves, which may prove to be temporary factors and therefore offer little in the way of strategic relief. Reduced spending on exploration and development has already taken its toll on the production pipeline and we expect this to further squeeze production over the coming quarters, with growth rates still likely to level off before falling away over the coming years. For further detail, please see Supply.

2	http://www.gold.org/research/latest-world-official-gold-reserves

Gold Demand Trends | Third quarter 2015	05

Market commentary

Jewellery

A drop in the gold price gave jewellery demand a shot in the arm after the difficult second quarter.

			Year-on		Year-to
			-year		-date
Tonnes	Q3’14	Q3’15	change		change
World total	594.1	631.9	h	6%	i	-3%
India	184.2	211.1	h	15%	h	5%
China	181.2	187.6	h	4%	i	-3%

After a weak first half-year, the jewellery market sparked into life in July. Global demand for jewellery grew 6% year-on-year to reach 631.9t. This was the strongest third quarter for jewellery demand since 2008 (Chart 3). On a year-to-date basis, jewellery demand amounted to 1,750.2t, just 3% behind the equivalent period of last year.

Indian jewellery consumers led the charge

Indian consumers, famously price-savvy when it comes to gold, led the charge for jewellery. Demand was up by 15% (+26.9t) compared with Q3 2014. At 211.1t, demand almost equalled the previous peak of 213.0t from Q3 2008.

Chart 3: Gold’s price drop steered jewellery demand to a 6% increase

•	632t was the highest Q3 for jewellery demand since 2008.

•	India was at the helm of this growth: demand of 211t almost matched the country’s Q3 2008 record of 213t.

•	Global jewellery demand was well in excess of the long-term average (+13%).

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Third quarter 2015	06

Demand, which had been very depressed in the second quarter, was re-ignited in mid-July as the local price dropped down through Rs25,000/10g, triggering a strong buy signal. Between mid-July and mid-August, retailers saw unusually brisk trade for the time of year. (Traditionally, this period sees a lull in demand in the pause between the end of the April-May wedding season and the onset of autumn festivities, heralded by Diwali.) The surge in demand persisted until mid-August, when it was smothered by the sharp recovery in the gold price, which was exacerbated by a weakening of the rupee. Intra-quarter fluctuations were evident in premia: the July demand response pushed local prices from discount to premium in July and then back to discount in late August.

Rural and semi-urban consumers were the main engine of growth in the Indian jewellery sector. This may seem counter-intuitive given the much-publicised weak monsoon rainfall, which has been 14% below average levels this year. Theoretically, this should restrain demand, due to its impact on rural incomes. However, there are a number of mitigating factors: the regional distribution of the monsoon rainfall has been such that the most agricultural-intensive areas have not been so badly affected. Furthermore, the government has taken proactive steps to limit the impact of a deficient monsoon, including raising the Minimum Support Price (a guaranteed minimum price at which the government will buy agricultural produce to protect farmers against price falls) to benefit farmers.

Lastly, the impact of a deficient monsoon – as opposed to unseasonal rainfall such as occurred in Q2 – is not felt immediately but usually takes 2-3 months to fully emerge.

But fourth quarter outlook is more muted

After such an exceptional third quarter, it is worth sounding a note of caution for the fourth quarter. Although the Q3 upsurge partially compensated for Q2’s poor turnout, it also ate into ‘normal’ seasonal demand that would take place between September and November. Festival and wedding purchases were brought forward to take advantage of the price dip, therefore demand towards the end of the year is likely to be correspondingly affected. Lingering concerns over the health of the rural Indian economy and local gold prices remaining in close proximity to the Rs27,000/10g level in recent weeks also give reason to adopt a prudent outlook for the usual fourth quarter uplift in Indian demand.

Lower prices and strong Valentine’s Day sales lift demand in China

Chinese demand for gold jewellery grew modestly – up 4% year-on-year to 187.6t. In line with the global pattern, consumers responded swiftly to the sharp drop in the price in July. The drop was fortuitously timed, prior to China’s Valentine’s Day on 20 August which – in large part due to a successful marketing campaign – is being increasingly accepted as a gold-buying occasion.3

3	Chinese Valentine’s Day falls on the seventh day of the seventh lunar month in the Chinese calendar. It is also known as the Double Seven Festival (Qi-Xi).

Gold Demand Trends | Third quarter 2015	07

The extent to which consumers were driven by bargain-hunting motives can be illustrated by an analysis of Chinese internet key word searches. It is no coincidence that searches for ‘gold jewellery’ on China’s largest online sales platform, Taobao, trebled in late July – exactly as the price slid to almost six-year lows – before falling back sharply when the price rose in August (Chart 4). Some large retail brands reported strong year-on-year sales growth, primarily in the 24k ‘pure’ segment, as consumer sentiment remained relatively buoyant in the face of a slowing economic environment.

However, the jewellery sector in China faces headwinds from a number of quarters. Credit conditions remain tight and competition fierce.18k jewellery continues gradually to encroach on the market for 24k, in part due to manufacturers pushing more contemporary, highly designed product in order to gain market share.

Expectations for the fourth quarter are somewhat more conservative, bearing in mind the weakening macro picture. This appeared to be borne out by reports of sales during the National Day holiday in October remaining around the same levels as last year. But demand should begin to pick up in the closing weeks of the year, as momentum builds ahead of the Chinese New Year in early February.

Although much smaller in size than its mainland sibling, jewellery demand in Hong Kong grew far more convincingly – by 22% – to 13.7t. Growth was chiefly in higher-design, ‘unique’ pieces, tapping into trends among mainland Chinese tourists. This was despite restrictions that have been imposed on travel from the mainland.

Chart 4: Online search trends illustrate strength of price response by Chinese consumers

•	Bargain hunting jewellery consumers in China showed a keen interest in gold jewellery offerings on Taobao as the price plunged.

•	This paints a picture of a Chinese consumer acutely aware of changes in the gold price.

Source: Taobao; Shanghai Gold Exchange; World Gold Council

Gold Demand Trends | Third quarter 2015	08

East Asian markets give mixed response to price fall

Jewellery demand made double-digit gains in Indonesia, South Korea and Vietnam, assisted by the falling price. Indonesian demand was further boosted by an economic stimulus package unveiled by the government in early September. In Vietnam, confirmation of accelerating economic growth and a relatively benign inflation environment also contributed to the upturn.

In contrast, jewellery demand in Singapore and Malaysia shrank – by 24% and 10% respectively. Year-on-year comparisons in Malaysia were negatively affected by the Goods and Services Tax, which was introduced in April.

Turkish demand bends to geo-political forces

Demand in Turkey fell 29% year-on-year. At 12.1t, this was the lowest third quarter in our records. Political instability and the rising threat of terrorist attacks have had a devastating impact on consumer sentiment. Those wishing to seek respite from the turmoil in gold did so through investment products: bar and coin demand was contrastingly positive, up 97% year-on-year.

Iran drives Middle Eastern growth

Demand for gold jewellery varied across the Middle East: minor gains in Saudi Arabia and Egypt cancelled out slight declines in Kuwait, United Arab Emirates (UAE)

and the other Gulf countries. Lower oil prices and regional political tension tussled with the fall in gold prices to keep demand broadly stable. The exception was Iran, where jewellery demand rallied by 40% to almost two-year highs. Consumer sentiment was boosted by the signing of the nuclear deal, an affect which was further magnified by the tumbling gold price, although the 9% VAT rate introduced in Q2 was something of a headwind.

Further tentative gains in US, stagnation in Europe

US jewellery demand continues to make creeping gains, building on the strong base of demand that has been established over the last five years. 2% growth in the sector reflected a continued desire for gold in the 10k and 14k sectors, against a hesitant economic recovery. However, imports again outpaced demand, as the retail sector shored up inventories in anticipation of further strength in demand as the holiday season approaches.

Demand in Europe was barely changed on year-ago levels. The region as a whole posted a marginal decline as demand remained stagnant across most markets. Sentiment towards gold jewellery in France was very poor. And Q3 hallmarking figures reflect an equally apathetic stance among consumers in the UK.

Gold Demand Trends | Third quarter 2015	09

Investment

Investment and price were closely intertwined: bar and coin demand rocketed in July and August, replaced by a modest recovery in institutional demand in the latter half of Q3.

Total bar and coin
			Year-on		Year-to
			-year		-date
Tonnes	Q3’14	Q3’15	change		change
World total	222.2	295.7	h	33%	h	1%
India	54.0	57.0	h	6%	i	-10%
China	30.8	52.3	h	70%	h	19%

Gold bought for investment purposes – the total of bars, coins and ETFs – increased by 27% year-on-year. Demand was 229.7t, the highest Q3 total since 2012.

The bar and coin sector was the key source of growth: demand for such products was up by a third compared with Q3 2014 as the sharp dip in the gold price triggered a strong global buying response. This was most marked in the coin sector, where demand more than doubled to hit 76.1t – the second highest quarterly total in our 15-year series.

In contrast, ETF holdings declined by 65.9t – although a monthly breakdown of this figure shows July outflows of 71.8t being offset by very modest inflows over the latter two months of the quarter (Chart 5). For more detail on ETF flows and the factors affecting it, please see Key themes of Q3 2015.

Chart 5: October was the third successive month of ETF inflows as gold sentiment improved

•	Outflows halted in August, turning to slight inflows as US interest rate rises were viewed as less imminent.

•	Longer-term outflows from ETFs have slowed considerably. Between January and October this year, ETF holdings are down by just 54t, compared with declines of 780t and 133t over the same period of 2013 and 2014 respectively.

Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Third quarter 2015	10

Gold price drop provokes staggering response from US coin investors

Emerging from a weak second quarter, in which the gold price moved very little, consumers were well placed to move swiftly as the gold price fell, diving in to pick up gold investment products at opportune prices.

US retail investment demand jumped to 32.7t, generating growth of more than 200% year-on-year. This signalled both a level of interest in gold investment not seen since the global financial crisis, and a level of price awareness on a par with that of Indian and Chinese retail investors. Nowhere was this more clearly demonstrated than in the US, where the US Mint reported rocketing sales of gold Eagle coins (Chart 6). Demand for was the highest for more than five years: in volume terms, sales hit 397,000oz.

Demand for newly minted coins surged across all key product lines: sales across all denominations were many multiples of their long-term average levels. Secondary market activity was correspondingly weak as profit-taking slumped in favour of bargain hunting.

Bar and coin demand up by one third in Europe

European investors reacted in a similar manner. Bars and coin demand for the region reached 60.9t, the strongest third quarter number since 2011. Demand over the first nine months of the year sums to 165.9t, up 20% year-on-year.

Although the sharp fall in the gold price was a key reason behind the rally, there were other factors also at play:

•	Lingering concerns over whether Greece would remain in the EU continued to support demand, particularly in the German-speaking countries.

•	Demand expanded into the Eastern European region, a relatively underdeveloped investment market, due to the continued geopolitical tensions between Russia and the West.

•	Demand growth in the UK was somewhat supply-led: an active marketing campaign by the Royal Mint for its range of gold coins was well received.

Chart 6: US gold Eagle coin sales rose to levels not seen since the financial crisis

•	US investors displayed a heightened level of price-sensitivity as investment demand doubled during the quarter in response to the price fall.

•	Demand for newly minted coins was matched by a fall in recycling as lower prices discouraged profit-taking.

Source: US Mint; Bloomberg; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Third quarter 2015	11

Price drop spurs Chinese buying spree

Bar and coin demand among Chinese investors, initially stimulated by the gold price weakness in July, was further fuelled by the mid-August foreign exchange reform. Investment demand stood at 52.3t, a year-on-year increase of 70%. However, the year-to-date growth rate was a much milder 19.4% and demand remains well below the lofty levels that were commonplace in 2013.

Growth was concentrated primarily in demand for small bars, with most commercial banks enjoying sales growth of between 40-50%, albeit from relatively weak year-earlier levels. The PBoC devalued the yuan (by 1.9% and 1.6% consecutively) on August 11th and 12th, a move that strengthened the price-driven rally. In addition, the central bank issued a flurry of announcements regarding the launch of commemorative coins in the third quarter. These projects include coins used to commemorate the establishment of Tibet Autonomous Region and Xinjiang Uygur Autonomous Region, to name a few. In response to this, domestic manufacturers increased the share of bars and coins in their product line.

Indian investors respond more cautiously

Bar and coin demand in India increased for the first time in four quarters, by a modest 6% year-on-year. Bars and coin purchases, driven by pure investment motive, did not respond in the same way as jewellery as some investors expected the price to fall further. Demand witnessed an uptick during the period of lower prices from mid-July to mid-August, but the subsequent stock market slump had a negative impact: some urban investors were forced to sell off a portion of their gold holdings to compensate for the loss in equities.

Demand was particularly strong for coins in denominations of 8g and 10g, while production of 100g minted bars was notably up on the same period of last year.

Political instability leads to a doubling of Turkish demand

Demand for gold bars and coins in Turkey reached 10.7t as political turmoil highlighted the appeal of gold as a store of wealth and the dip in prices afforded a particularly timely opportunity to add to holdings. Nonetheless, in a historical context this was an anaemic quarterly total. And depreciation of the lira, which has seen the local price exceed its previous 2011 peak, is likely to keep demand under wraps as investors will be reluctant to add to holdings at or around record price levels.

Echoing the trend in jewellery demand, investment in Iran outperformed the rest of the Middle East region. At 7.3t, bar and coin demand is a long way below the long term average of 12.1t, but the outlook remains constructive as the positive effects of the nuclear deal continue to ripple through the market.

East Asian demand weakens, with the exception of Japan

Japan was alone among the smaller Asian markets in seeing an increase in Q3 bar and coin demand. Retail investment was positive for the first time since Q1 2014 as the sharp fall in gold prices prompted a strong wave of buying interest. The reaction was particularly strong in part because local prices had been persistently high over the preceding months, making many investors reluctant to buy. Gross buying of new bars and coins exceeded selling back of existing holdings by 10.8t.

A 13% year-on-year drop in Vietnamese demand for gold bars and coins may on the face of it seem surprising: the price dip offered an attractive buying opportunity and the premium on Saigon Jewelry Company gold tael bars was halved (from US$200/oz to US$100/oz).4 However, Vietnamese consumers continue to use 24K gold chi rings as a quasi-investment vehicle and this was reflected in the strong growth in demand for these products in the jewellery sector.

Investment demand also saw double-digit declines in Thailand (-20%) and Indonesia (-31%). Retail buying in general in Thailand was derailed by the August bomb incident, but the quarterly growth in demand compared with Q2 reflected positive price expectations after the delay in raising US interest rates. The sharp yearly decrease in Indonesian demand was in part due to morale being badly affected by the Indonesian rupiah sliding by more than 9% versus the US dollar.

4	Vietnam’s central bank took over production of gold bars in 2012, making Saigon Jewelry Company (SJC) the national brand.

Gold Demand Trends | Third quarter 2015	12

Central banks and other institutions

Net purchases from central banks continue as market becomes more transparent

Central banks and other institutions accumulated an impressive 175.0t of gold in Q3 2015, the second highest quarter of net purchases on record. While this marked a

3% year-on-year decline, Q3 last year was the highest on record at 179.5t (Chart 7). Overall, for the first nine months of 2015, total net purchases amount to 425.8t.

Diversification of reserve assets, especially amongst developing nations, remains the primary motivation for this increase in official gold reserves, as many recognise that the economic and geopolitical outlook continues to look far from certain. And the list of banks contributing to the rise in global gold reserves is evolving.

Chart 7: Net purchasing by central banks is now a familiar theme

•	After confirming a 57% increase in its gold reserves since 2009, China began reporting regular changes to its gold holdings. PBoC purchases in Q3 totalled 50t.

•	Russia was again the largest single buyer, with 77t of gold added to its reserves.

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Third quarter 2015	13

As in previous quarters, Russia once again led the pack, expanding its gold reserves by 77.2t in the third quarter. Russia remains the most significant purchaser of gold in 2015, with reported year-to-date net purchases of 144t. Familiar names such as Kazakhstan (7.8t), Jordan (7.5t) and the Ukraine (3.1t) also continued expanding their gold reserves between July and September. The Banco Central de Colombia was the only noteworthy net seller, reducing gold reserves by 6.9t.

This year has also seen the UAE become a new name to add to the list of those building gold reserves. The Central Bank of the UAE begun reporting its gold bullion reserves in April and has since amassed 5t. In July it made its largest monthly purchase of 2.4t, helping total net purchases for Q3 reach 2.5t.

However, the most notable purchaser in the third quarter was China, who, after six years of silence, has begun reporting changes to their gold reserves with more regularity. In the three months to September, the People’s Bank of China (PBoC) added 50.1t to its burgeoning gold reserves. Despite gold reserves standing at 1,708.5t at the end of the quarter, this still represents less than 2% of total reserves.

This shift by China’s State Administration of Foreign Exchange (SAFE), which compiles these statistics, is seen as an effort to increase data quality and transparency. In October it was announced that China had adopted more stringent International Monetary Fund’s Special Data Dissemination Standards (SDDS) for the disclosure of official reserve assets.5

5	http://www.imf.org/external/np/sec/pr/2015/pr15466.htm

Gold Demand Trends | Third quarter 2015	14

Technology

Substitution and thrifting continue to diminish gold’s use in technological applications.

A 4% year-on-year decline in demand for gold in technological applications (to 84.3t) highlights the continued challenges facing gold in this space. While substitution and thrifting have been ongoing issues for gold, demand is now further being dampened by a slowdown in the sales of finished products.

Pressure intensifies on gold in electronics, down 5% in third quarter

Gold demand in electronics totalled 67.1t in the third quarter. This weakness reflects a slowdown in sales in the sector, combined with the wider issue of substitution and thrifting.

Fierce competition and divergent performances amongst industry players had a significant impact on demand in Q3, particularly in South Korea’s wireless chip sector, where Samsung continued to lose ground to Chinese competitors. While wireless chip production was broadly unchanged quarter-on-quarter for Taiwanese manufacturers, benefitting from both Apple’s dominant position and market share gains achieved by Chinese vendors, gold volumes were impacted by the reduction of gold content per unit.

Gold bonding wire, plagued by substitution and thrifting in recent years, saw further losses of 5-10% versus the previous quarter. Falling utilisation in memory factories and LED plants, combined with poor Christmas orders for semiconductor and electronics manufacturers, caused this decline. Plant utilisation among Taiwanese LED manufacturers has fallen below 60%, resulting in a decline in gold usage by more than 30% in this sector. 2015 has been difficult for the LED industry, with the average selling price falling 30-40% due to oversupply.

Decorative applications provide support for gold demand

Gold in other industrial and decorative uses saw a marginal increase of 1% year-on-year, from 12.3t to 12.4t. Healthy demand for decorative applications helped this segment buck the overall downward trend. Demand for gold-plated accessories remained relatively resilient during the quarter; however thrifting has begun to materialise. While gold-plating remains on a firm footing, demand remains some way off a recovery.

Further decay in dental demand, 3% lower year-on-year

Demand for gold in dental applications saw a further 3% year-on-year decrease to 4.7t, reaffirming the secular decline in this segment. Substitution away from gold to alternative materials, such as ceramics, is now commonplace and a trend unlikely to reverse. The one outlier was Japan, where lower prices for materials and government subsidies led to some stockpiling.

Gold Demand Trends | Third quarter 2015	15

Supply

Mine production contracted and recycling declined further in Q3. This was more than offset by fresh producer hedging and consequently total supply was marginally higher year-on-year at 1,100t.

Total mine supply – mine production and net producer hedging combined – in Q3 2015 saw a 23.7t increase (+3%) over the same period in 2014, as a fractional dip in mine production was more than offset by fresh producer hedging. Falling prices in many markets spurred consumers to buy rather than sell, reducing recycling levels. Overall, supply conditions within the market remain relatively tight.

Mine production contracts as costs continue to bite

In a mixed quarter for global gold mine production, output fell 1% to 827.8t. As usual, this figure remains provisional as some mining companies are yet to announce their Q3 production totals. Despite this, what is clear is that some mines which have seen positive output growth in previous quarters have now reached a more steady level.

Indonesia again saw the largest increase in output, with an additional 6t compared with Q3 2014. This was predominantly attributed to Newmont’s Batu Hijau project, where mine sequencing has resulted in higher output.

Over 2015 it is expected that this project alone will add around 18t of production. The ramp up of two new mines in Argentina and Namibia, Goldcorp’s Cerro Negro mine (+2t) and B2Gold’s Otjikoto mine (+1t), also helped boost year-on-year production levels.

Yet, a combination of plateauing production at newer mines and lower production at more mature mines more than offset gains elsewhere. In the Democratic Republic of Congo, the Kibali mine has now reached a steady level of output after several quarters of growth, while the Oyu Tolgoi mine in Mongolia was flat for the quarter. In the United States, rebounding production at the Twin Creeks mine following a poor 2014 was offset by output reductions at the Bingham Canyon mine due to ongoing maintenance work.

Lower year-on-year production at both the Obuasi (-2t) and Ahafo (-1t) mines contributed to a fall in output from Ghana. South Africa also saw a reduction in gold production (-3t), as the Mponeng and South Deep mines continue to struggle due to safety stoppages and production underperformance.

This contraction in global mine production follows a period of intense focus on costs within the mining industry. The drive to reduce costs has met with some success, although with unsurprisingly adverse consequences for future production.

Gold Demand Trends | Third quarter 2015	16

All-in sustaining costs (AISC) – an extension of existing cash cost metrics which incorporates costs related to sustaining production – have fallen from US$1,113/oz in Q1 2013 to US$900/oz in Q2 2015.6 And the factors contributing to this US$213/oz decline have evolved over time. Initially, mining companies sought to reduce costs in factors over which they had direct control. Items such as general and administration costs, and exploration and development budgets were key targets, helping AISC to fall rapidly. But these items could only be brought down so far, and savings in these areas have now stabilised (Chart 8).

Most recently, mining companies have benefitted from factors beyond their control. While the reduction in oil prices has been helpful, exchange rates have been far more influential in bringing down the cost burden. Labour costs can often make up over 30% of mine site costs (vs around 10% for oil), and recent labour cost savings can be attributed to weaker local currencies.

While costs continue to be driven down – albeit at a diminishing rate – the reductions in expenditure on activities such as exploration and development will likely have a detrimental effect on production levels in the future.

Chart 8: The scope for further reduction in costs is diminishing

•	Sustaining Capex has been slashed by nearly a third over the last two years, leaving little room for further cuts.

•	A 19% reduction in all-in sustaining costs since Q1 2013 has been aided by lower oil prices and currency-driven savings on labour costs.

Note: All-in sustaining cost (AISC) is the sum of total cash costs and sustaining capex.

Source: Metals Focus; World Gold Council

6	For further information on ‘all-in sustaining costs’ http://www.gold.org/news-and-events/press-releases/world-gold-council-guidance- note-non-gaap-metrics-all-sustaining

Gold Demand Trends | Third quarter 2015	17

Recycling at its lowest quarterly figure since 2008

Recycling continued to dwindle between July-September, 6% lower than Q3 2014, from 268.0t to 252.3t. The fall in price witnessed in July meant most price-sensitive consumers were inclined to hold onto their gold rather than sell.

Diminished recycling levels in western markets were dominated by consumer behaviour in North America, as the fall in the gold price, coupled with a gradually improving economy, reduced the incentive to sell gold. In Europe, however, recycling levels were more resilient given the strength of the euro gold price.

The rise in the local gold price in India, following its initial drop in July, had a modest impact. Recycling rose marginally to 18t, reaching its highest level since the second quarter of 2014. In Turkey, where the weakness of the Turkish lira lifted local gold prices, recycling levels remained subdued in Q3. Price-sensitive consumers, adept at selling their gold when advantageous to do so, opted to sit on the sidelines due to expectations of further price appreciation.

Hedging appetite low despite isolated positions

The nearly 10t of net de-hedging in the second quarter was swiftly followed by 20t of net hedging in Q3 2015 as a handful of companies have disclosed significant hedge positions. Year-to-date has seen net de-hedging of 3.1t.

The vast majority of this 20t can be accounted for by a few significant hedge positions. Australia’s Evolution Mining and Metals X sold forward 9t and 8t of production respectively in the third quarter, as they both looked to take advantage of the recent appreciation in the local gold price and secure cash flow. Hochschild Mining has also engaged in hedging future production throughout 2015, with around 3t of hedging between July-September for deliveries into the remainder of the year and 2016.

In spite of these recent positions, supply from this category will likely remain limited owing to shareholders continued predilection for companies not to engage is substantial hedging.

Gold Demand Trends | Third quarter 2015	18

Gold demand statistics

Table 2: Gold demand (tonnes)

	2013	2014	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
Jewellery	2,669.1	2,461.4	615.4	617.0	593.3	594.1	657.0	603.4	514.9	631.9	h	6
Technology	354.3	346.4	84.4	82.2	86.3	87.6	90.3	81.6	83.5	84.3	i	-4
Electronics	248.6	277.5	59.7	65.3	68.8	70.4	72.9	64.9	66.1	67.1	i	-5
Other industrial	82.7	49.0	19.5	11.5	12.6	12.3	12.6	11.9	12.6	12.4	h	1
Dentistry	23.0	19.9	5.2	5.3	4.9	4.9	4.8	4.7	4.8	4.7	i	-3
Investment	784.8	819.1	161.3	269.9	199.1	180.7	169.3	275.6	178.7	229.7	h	27
Total bar and coin demand	1,700.8	1,002.2	346.7	281.6	237.1	222.2	261.3	250.6	202.3	295.7	h	33
Physical bar demand	1,334.8	725.4	261.6	201.7	170.4	166.2	187.1	190.9	151.7	199.0	h	20
Official coin	266.1	204.5	67.1	64.4	49.2	36.1	54.9	45.4	38.2	76.1	h	111
Medals/imitation coin	99.8	72.2	18.0	15.5	17.5	19.9	19.3	14.3	12.4	20.5	h	3
ETFs and similar products*	-915.9	-183.1	-185.3	-11.6	-38.0	-41.5	-92.0	25.1	-23.5	-65.9	-	—
Central banks and other inst.	625.5	590.5	150.0	119.8	157.2	179.5	133.9	122.9	127.9	175.0	i	-3
Gold demand	4,433.7	4,217.4	1,011.1	1,089.0	1,035.9	1,041.9	1,050.6	1,083.6	905.0	1,120.9	h	8
LBMA Gold Price, US$/oz	1,411.2	1,266.4	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	1,192.4	1,124.3	i	-12

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 3: Gold demand (US$mn)

	2013	2014	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
Jewellery	121,102.7	100,216.1	25,248.1	25,652.5	24,574.3	24,485.2	25,376.2	23,638.8	19,739.3	22,841.2	i	-7
Technology	16,074.2	14,104.2	3,464.2	3,415.6	3,575.4	3,609.9	3,489.7	3,197.1	3,201.6	3,045.5	i	-16
Electronics	11,277.2	11,299.0	2,451.3	2,716.1	2,851.8	2,902.2	2,816.3	2,543.9	2,534.8	2,425.2	i	-16
Other industrial	3,753.3	1,994.3	798.9	478.1	520.8	506.5	487.4	467.4	483.6	448.7	i	-11
Dentistry	1,043.6	811.0	214.0	221.4	202.7	201.2	186.0	185.8	183.2	171.5	i	-15
Investment	35,610.3	33,348.9	6,618.8	11,221.0	8,247.9	7,447.9	6,540.6	10,798.1	6,851.6	8,304.1	h	11
Total bar and coin demand	77,167.1	40,804.5	14,223.1	11,705.0	9,820.1	9,159.8	10,093.5	9,816.6	7,753.3	10,687.2	h	17
Physical bar demand	60,564.2	29,536.4	10,731.3	8,384.8	7,058.1	6,852.0	7,226.9	7,478.9	5,813.7	7,195.1	h	5
Official coin	12,072.8	8,328.1	2,752.5	2,676.3	2,037.6	1,486.0	2,121.4	1,777.1	1,464.1	2,750.1	h	85
Medals/imitation coin	4,530.1	2,940.0	739.4	643.8	724.4	821.8	745.2	560.6	475.5	742.1	i	-10
ETFs and similar products*	-41,556.8	-7,455.6	-7,604.4	-484.0	-1,572.1	-1,711.9	-3,553.0	981.5	-901.7	-2,383.1	-	—
Central banks and other inst.	28,379.3	24,043.7	6,154.9	4,982.1	6,511.7	7,400.1	5,173.5	4,813.1	4,902.2	6,327.1	i	-14
Gold demand	201,166.4	171,712.9	41,485.9	45,271.2	42,909.4	42,943.2	40,580.0	42,447.1	34,694.7	40,517.9	i	-6

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Third quarter 2015	19

Table 4: Gold supply and demand World Gold Council presentation

	2013	2014	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
Supply
Mine production	3,070.3	3,138.0	830.2	709.3	763.5	836.1	829.1	731.4	804.9	827.8	i	-1
Net producer hedging	-31.9	103.6	-15.3	13.8	50.0	-12.0	51.8	-13.2	-9.9	20.0	-	—
Total mine supply	3,038.4	3,241.6	814.9	723.1	813.5	824.1	880.9	718.2	795.0	847.8	h	3
Recycled gold	1,247.2	1,168.3	298.0	364.9	272.6	268.0	262.8	351.7	252.6	252.3	i	-6

Total supply	4,285.6	4,409.8	1,113.0	1,088.0	1,086.1	1,092.1	1,143.6	1,069.9	1,047.6	1,100.1	h	1

Demand
Fabrication – Jewellery[1]	2,703.3	2,484.4	633.3	604.9	608.2	637.7	633.6	610.4	541.0	667.4	h	5
Fabrication – Technology	354.3	346.4	84.4	82.2	86.3	87.6	90.3	81.6	83.5	84.3	i	-4
Sub-total above fabrication	3,057.6	2,830.8	717.7	687.1	694.5	725.2	723.9	692.0	624.5	751.6	h	4
Total bar and coin demand	1,700.8	1,002.2	346.7	281.6	237.1	222.2	261.3	250.6	202.3	295.7	h	33
ETFs and similar products[2]	-915.9	-183.1	-185.3	-11.6	-38.0	-41.5	-92.0	25.1	-23.5	-65.9	-	—
Central banks and other inst.[3]	625.5	590.5	150.0	119.8	157.2	179.5	133.9	122.9	127.9	175.0	i	-3
Gold demand	4,467.9	4,240.4	1,029.0	1,076.8	1,050.8	1,085.5	1,027.2	1,090.5	931.1	1,156.4	h	7
Surplus/Deficit[4]	-182.4	169.5	83.9	11.1	35.3	6.6	116.4	-20.6	116.4	-56.3	-	—

Total demand	4,285.6	4,409.8	1,113.0	1,088.0	1,086.1	1,092.1	1,143.6	1,069.9	1,047.6	1,100.1	h	1

LBMA Gold Price, US $ /oz	1,411.23	1,266.4	1,276.16	1,293.06	1,288.39	1,281.94	1,201.4	1,218.45	1,192.35	1,124.31	i	-12

1	For an explanation of jewellery fabrication, please see the Notes and definitions.
2	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
3	Excluding any delta hedging of central bank options.
4	For an explanation of Surplus/Deficit, please see the Notes and definitions.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 5: Quarterly average price

	2014	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
US$/oz	1,266.4	1,281.9	1,201.4	1,218.5	1,192.4	1,124.3	i	-12
€/oz	952.8	967.0	960.3	1,083.1	1,078.0	1,011.5	h	5
£/oz	768.1	767.6	758.2	804.9	777.7	726.0	i	-5
CHF/kg	37,205.9	37,668.3	37,189.5	37,292.5	36,082.7	34,875.9	i	-7
¥/g	4,297.5	4,282.4	4,407.4	4,666.8	4,656.4	4,416.2	h	3
Rs/10g	24,835.1	24,970.8	23,899.0	24,377.9	24,332.8	23,476.1	i	-6
RMB/g	250.8	254.1	237.3	244.3	237.8	227.8	i	-10
TL/g	89.0	89.1	87.2	96.5	102.3	103.1	h	16

Source: ICE Benchmark Administration; Thomson Reuters Datastream; World Gold Council

Gold Demand Trends | Third quarter 2015	20

Table 6: Jewellery demand in selected countries (tonnes)

	2014	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
India	603.9	184.2	145.1	150.8	118.3	211.1	h	15
Pakistan	21.8	5.5	6.1	5.3	5.4	5.9	h	7
Sri Lanka	6.0	1.2	1.5	1.7	2.1	1.5	h	21
Greater China	875.5	194.3	225.1	236.6	186.5	203.0	h	4
China	807.2	181.2	205.4	221.2	174.5	187.6	h	4
Hong Kong	60.0	11.2	17.6	13.6	10.5	13.7	h	22
Taiwan	8.2	1.9	2.0	1.8	1.6	1.7	i	-12
Japan	16.4	4.2	4.8	3.3	3.9	4.4	h	5
Indonesia	36.5	8.2	7.2	12.1	9.1	10.2	h	24
Malaysia	10.2	2.8	2.8	2.8	1.8	2.1	i	-24
Singapore	14.5	3.6	3.2	3.5	2.8	3.2	i	-10
South Korea	12.4	3.0	2.9	3.7	2.9	3.7	h	23
Thailand	12.4	2.9	3.2	3.4	2.8	2.9	h	2
Vietnam	12.5	2.7	3.0	4.4	3.7	3.5	h	31
Middle East	240.8	51.4	53.6	61.9	53.5	55.5	h	8
Saudi Arabia	68.4	15.0	18.0	17.3	17.9	15.8	h	6
UAE	56.0	10.4	10.6	16.3	13.3	9.9	i	-5
Kuwait	14.2	2.6	3.9	3.6	2.9	2.2	i	-15
Egypt	45.1	11.1	9.5	9.0	8.0	11.8	h	6
Iran	39.3	9.1	8.5	9.0	7.2	12.8	h	40
Other Middle East	17.8	3.2	3.0	6.6	4.1	3.0	i	-5
Turkey	68.1	16.9	20.2	10.4	11.6	12.1	i	-29
Russia	67.0	16.6	13.9	9.4	9.2	13.5	i	-19
Americas	168.6	37.7	60.1	32.6	39.1	38.0	h	1
United States	116.6	25.6	44.4	22.0	25.5	26.2	h	2
Canada	14.0	2.6	5.4	2.7	3.5	2.8	h	4
Mexico	15.8	4.2	3.9	4.0	4.2	4.4	h	5
Brazil	22.2	5.2	6.3	3.9	5.9	4.7	i	-11
Europe ex CIS	76.1	12.8	36.1	12.7	14.4	12.7	i	-1
France	14.2	2.1	6.6	2.7	2.5	1.9	i	-6
Germany	10.0	1.2	5.0	1.7	2.1	1.2	h	1
Italy	18.7	2.9	9.4	2.5	3.6	2.8	i	-2
Spain	7.6	1.7	2.3	1.8	2.1	1.8	h	5
United Kingdom	25.7	4.9	12.9	4.0	4.1	4.9	i	-1
Switzerland	—	—	—	—	—	—	-	—
Austria	—	—	—	—	—	—	-	—
Other Europe	—	—	—	—	—	—	-	—

Total above	2,242.6	548.0	588.8	554.6	467.1	583.4	h	6

Other and stock change	218.7	46.1	68.1	48.9	47.8	48.5	h	5

World total	2,461.4	594.1	657.0	603.4	514.9	631.9	h	6

Source: Metals Focus; World Gold Council

Gold Demand Trends | Third quarter 2015	21

Table 7: Total bar and coin demand in selected countries (tonnes)

	2014	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
India	206.9	54.0	56.9	40.9	36.5	57.0	h	6
Pakistan	13.9	3.2	3.7	3.1	2.5	3.3	h	4
Sri Lanka	—	—	—	—	—	—	-	—
Greater China	176.1	32.9	40.7	61.2	43.2	54.3	h	65
China	166.4	30.8	38.3	59.1	41.6	52.3	h	70
Hong Kong	1.4	0.3	0.3	0.4	0.3	0.5	h	75
Taiwan	8.3	1.8	2.1	1.7	1.3	1.5	i	-16
Japan	-2.7	-1.0	-8.2	-3.2	-0.2	10.8	-	—
Indonesia	26.9	6.8	7.9	5.7	4.5	4.6	i	-31
Malaysia	8.8	2.2	2.0	2.5	1.5	1.7	i	-21
Singapore	7.5	2.0	1.8	1.8	1.3	1.7	i	-15
South Korea	6.1	1.5	1.4	1.6	1.3	2.2	h	47
Thailand	96.4	25.6	28.3	19.5	16.4	20.5	i	-20
Vietnam	54.2	13.2	12.8	14.4	10.8	11.5	i	-13
Middle East	71.9	12.7	11.2	18.2	11.2	15.0	h	18
Saudi Arabia	15.6	3.2	3.8	5.1	3.2	3.6	h	13
UAE	9.9	2.1	2.0	2.7	2.2	1.8	i	-15
Kuwait	1.0	0.2	0.2	0.2	0.2	0.2	i	-20
Egypt	6.0	1.4	1.3	1.0	0.9	1.5	h	8
Iran	36.1	5.0	3.0	8.3	4.1	7.3	h	45
Other Middle East	3.2	0.7	0.8	0.8	0.7	0.6	i	-13
Turkey	48.6	5.5	15.1	5.2	4.5	10.7	h	97
Russia	7.9	2.1	1.5	1.3	1.3	1.3	i	-40
Americas	55.0	12.1	16.4	13.4	13.6	34.6	h	186
United States	47.7	10.6	14.2	11.8	12.3	32.7	h	207
Canada	3.7	0.7	1.2	0.7	0.5	0.9	h	42
Mexico	2.2	0.5	0.7	0.5	0.4	0.7	h	42
Brazil	1.3	0.3	0.3	0.4	0.4	0.4	h	12
Europe ex CIS	199.0	45.3	62.3	59.4	45.6	60.9	h	35
France	1.0	0.2	0.6	1.1	-0.4	0.5	h	200
Germany	101.6	23.9	31.4	30.9	23.0	31.7	h	33
Italy	—	—	—	—	—	—	-	—
Spain	—	—	—	—	—	—	-	—
United Kingdom	7.6	1.5	2.0	2.0	1.8	2.5	h	67
Switzerland	47.7	10.4	15.0	13.8	11.0	13.5	h	29
Austria	11.0	2.3	3.8	3.2	2.5	3.1	h	35
Other Europe	30.1	7.0	9.4	8.3	7.7	9.7	h	38

Total above	976.3	217.7	253.7	244.8	194.0	290.2	h	33

Other and stock change	25.8	4.5	7.6	5.7	8.2	5.5	h	21

World total	1,002.2	222.2	261.3	250.6	202.3	295.7	h	33

Source: Metals Focus; World Gold Council

Gold Demand Trends | Third quarter 2015	22

Table 8: Consumer demand in selected countries (tonnes)

	2014	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
India	810.8	238.2	202.0	191.7	154.8	268.1	h	13
Pakistan	35.8	8.7	9.7	8.4	7.9	9.2	h	6
Sri Lanka	6.0	1.2	1.5	1.7	2.1	1.5	h	21
Greater China	1,051.6	227.2	265.8	297.8	229.7	257.3	h	13
China	973.6	212.0	243.7	280.2	216.1	239.9	h	13
Hong Kong	61.4	11.5	17.9	14.0	10.8	14.2	h	23
Taiwan	16.5	3.7	4.2	3.6	2.9	3.2	i	-14
Japan	13.7	3.2	-3.4	0.1	3.7	15.2	h	377
Indonesia	63.4	15.0	15.1	17.8	13.6	14.8	i	-1
Malaysia	19.0	5.0	4.8	5.3	3.3	3.9	i	-23
Singapore	22.0	5.5	5.1	5.2	4.1	4.9	i	-12
South Korea	18.6	4.5	4.3	5.3	4.2	5.9	h	31
Thailand	108.7	28.5	31.5	22.9	19.2	23.5	i	-18
Vietnam	66.7	15.9	15.8	18.9	14.5	15.0	i	-5
Middle East	312.6	64.0	64.8	80.1	64.8	70.5	h	10
Saudi Arabia	84.0	18.2	21.8	22.4	21.1	19.4	h	7
UAE	66.0	12.4	12.6	19.0	15.5	11.6	i	-6
Kuwait	15.2	2.8	4.1	3.9	3.2	2.4	i	-15
Egypt	51.1	12.5	10.9	10.0	8.9	13.3	h	6
Iran	75.4	14.1	11.5	17.3	11.4	20.1	h	42
Other Middle East	21.0	3.9	3.8	7.5	4.7	3.6	i	-7
Turkey	116.7	22.3	35.3	15.6	16.1	22.8	h	2
Russia	74.9	18.7	15.3	10.7	10.5	14.8	i	-21
Americas	223.5	49.7	76.5	45.9	52.6	72.6	h	46
United States	164.3	36.3	58.6	33.8	37.8	58.9	h	62
Canada	17.7	3.3	6.7	3.4	4.0	3.7	h	12
Mexico	18.0	4.6	4.6	4.5	4.5	5.0	h	8
Brazil	23.5	5.5	6.7	4.2	6.3	5.0	i	-10
Europe ex CIS	275.1	58.1	98.4	72.0	60.0	73.6	h	27
France	15.1	2.2	7.2	3.8	2.1	2.4	h	8
Germany	111.6	25.1	36.5	32.7	25.1	33.0	h	31
Italy	18.7	2.9	9.4	2.5	3.6	2.8	i	-2
Spain	7.6	1.7	2.3	1.8	2.1	1.8	h	5
United Kingdom	33.3	6.4	14.9	6.0	6.0	7.4	h	15
Switzerland	47.7	10.4	15.0	13.8	11.0	13.5	h	29
Austria	11.0	2.3	3.8	3.2	2.5	3.1	h	35
Other Europe	30.1	7.0	9.4	8.3	7.7	9.7	h	38

Total above	3,219.0	765.7	842.5	799.4	661.1	873.6	h	14

Other and stock change	244.6	50.6	75.8	54.6	56.0	54.0	h	7

World total	3,463.5	816.3	918.3	854.0	717.2	927.5	h	14

Source: Metals Focus; World Gold Council

Gold Demand Trends | Third quarter 2015	23

Table 9: Indian supply estimates (tonnes)

	2014	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 % change
Supply
Gross bullion imports	987.7	242.6	326.5	245.7	221.1	300.6	h	24
of which doré[1]	50.0	11.8	25.9	38.0	55.9	66.1	h	462
Net bullion imports	891.5	224.7	279.5	221.0	192.0	272.4	h	21
Scrap	92.5	17.5	22.5	18.0	24.0	18.2	h	4
Domestic supply from other sources[2]	9.9	1.8	1.9	2.4	2.5	2.2	h	22
Total supply[3]	993.9	244.0	303.9	241.4	218.5	292.8	h	20

1	Volume of fine gold material contained in the doré.
2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Metals Focus; World Gold Council

Table 10: Top 10 physically-backed gold ETFs by AuM in tonnes

	Fund	Country	Holdings as of end September	Q3’15 vs Q2’15 % change
1	SPDR Gold Shares	United States	687.4	i	-3
2	iShares Gold Trust	United States	160.7	i	-4
3	ZKB Gold ETF	Switzerland	133.0	i	-4
4	ETFs Physical Gold	United Kingdom	102.9	i	-6
5	Gold Bullion Securities	United Kingdom	70.2	i	-16
6	Xetra-Gold	Germany	59.3	g	0
7	Central Fund of Canada	Canada	52.7	g	0
8	Source Physical Gold	United Kingdom	49.5	h	3
9	Julius Baer Physical Gold Fund	Switzerland	45.4	i	-8
10	Sprott Physical Gold Trust	United States	38.6	g	0

	Global total		1,673.0	i	-4

Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council

Table 11: Physically-backed gold ETF AuM by region in tonnes

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15	Q3’15 vs Q3’14 tonnage change		Q3’15 vs Q3’14 % change
North America	1,107.3	1,041.0	1,068.3	1,044.5	1,011.9	i	-95.4	i	-9
Europe	628.9	610.2	612.0	618.5	583.9	i	-45.0	i	-7
Asia	43.1	41.2	41.7	38.9	38.1	i	-5.0	i	-12
Other	50.2	45.0	40.6	37.0	39.1	i	-11.1	i	-22

Global total	1,829.5	1,737.5	1,762.6	1,739.1	1,673.0	i	-156.5	i	-9

Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Third quarter 2015	24

Table 12: Top 40 reported official gold holdings (as at September 2015)

		Tonnes	% of reserves
1	United States	8,133.5	73%
2	Germany	3,381.0	67%
3	IMF	2,814.0	—
4	Italy	2,451.8	65%
5	France	2,435.5	62%
6	China	1,708.5	2%
7	Russia	1,352.2	13%
8	Switzerland	1,040.0	6%
9	Japan	765.2	2%
10	Netherlands	612.5	56%
11	India	557.7	6%
12	ECB	504.8	25%
13	Turkey	504.5	15%
14	Taiwan	423.6	3%
15	Portugal	382.5	74%
16	Venezuela	361.0	67%
17	Saudi Arabia	322.9	2%
18	United Kingdom	310.3	9%
19	Lebanon	286.8	20%
20	Spain	281.6	18%

		Tonnes	% of reserves
21	Austria	280.0	44%
22	Belgium	227.4	33%
23	Kazakhstan	213.5	27%
24	Philippines	195.6	9%
25	Algeria	173.6	4%
26	Thailand	152.4	4%
27	Singapore	127.4	2%
28	Sweden	125.7	8%
29	South Africa	125.2	10%
30	Mexico	121.8	2%
31	Libya	116.6	5%
32	Greece	112.6	71%
33	BIS	108.0	—
34	Korea	104.4	1%
35	Romania	103.7	10%
36	Poland	102.9	4%
37	Iraq	89.8	5%
38	Australia	79.9	6%
39	Kuwait	79.0	9%
40	Indonesia	78.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS; World Gold Council

Gold Demand Trends | Third quarter 2015	25

Table 13: Historical data for gold demand

	Tonnes
		Total bar and coin	ETFs and
	Jewellery	investment	similar*	Technology	Central banks	Total
2005	2,721.0	418.1	211.1	440.4	-663.4	3,127.2
2006	2,301.4	429.8	258.7	471.7	-365.4	3,096.2
2007	2,424.9	437.5	259.6	477.7	-483.8	3,116.0
2008	2,306.2	917.9	325.0	464.7	-235.4	3,778.3
2009	1,816.3	832.3	644.6	414.4	-33.6	3,674.0
2010	2,051.4	1,201.8	420.8	459.9	79.2	4,213.0
2011	2,090.8	1,493.4	236.9	427.0	480.8	4,729.0
2012	2,133.8	1,299.0	306.6	379.1	569.3	4,687.8
2013	2,669.1	1,700.8	-915.9	354.3	625.5	4,433.7
2014	2,461.4	1,002.2	-183.1	346.4	590.5	4,217.4
Q4’13	615.4	346.7	-185.3	84.4	150.0	1,011.1
Q1’14	617.0	281.6	-11.6	82.2	119.8	1,089.0
Q2’14	593.3	237.1	-38.0	86.3	157.2	1,035.9
Q3’14	594.1	222.2	-41.5	87.6	179.5	1,041.9
Q4’14	657.0	261.3	-92.0	90.3	133.9	1,050.6
Q1’15	603.4	250.6	25.1	81.6	122.9	1,083.6
Q2’15	514.9	202.3	-23.5	83.5	127.9	905.0
Q3’15	631.9	295.7	-65.9	84.3	175.0	1,120.9

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Third quarter 2015	26

Notes and definitions

All statistics (except where specified) are in weights of fine gold

Notes

Revisions to data

All data is subject to revision in the light of new information.

Historical data series

Demand and supply data from Q1 2014 are provided by Metals Focus. Data between Q1 2010 and Q4 2013 is a synthesis of Metals Focus and GFMS, Thomson Reuters data, which was created using relatively simple statistical techniques. For more information on this process, please see Creating a consistent data series by Dr James Abdey (www.gold.org/supply-and-demand/gold-demand-trends)

Definitions

Central banks and other institutions

Net purchases (i.e. gross purchases less gross sales) by central banks and other official sector institutions, including supra national entities such as the IMF. Swaps and the effects of delta hedging are excluded.

Consumer demand

The sum of jewellery consumption and total bar and coin investment occurring within a country i.e. the amount (in fine weight) of gold purchased directly by individuals.

Electronics

This measures fabrication of gold into components used in the production of electronics, including – but not limited to – semiconductors and bonding wire.

Dentistry

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including, but not limited to: SPDR Gold Shares, iShares Gold Trust, ZKB Gold ETF, ETFS Physical Gold/Jersey, Gold Bullion Securities Ltd, Central Fund of Canada Ltd, Xetra-Gold, Julius Baer Precious Metals Fund – JB Physical Gold Fund, Source Physical Gold P-ETC, Sprott Physical Gold Trust. Over time, new products may be included when appropriate. Gold holdings are as reported by the ETF/ETC issuers and where data is unavailable holdings have been calculated using reported AUM numbers.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Gold demand

The total of jewellery fabrication, technology, total bar and coin demand and demand for ETFs and similar products.

Jewellery

End-user demand for all newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing carat gold jewellery.

Jewellery fabrication

Figures for jewellery fabrication – the first transformation of gold bullion into semi-finished or finished jewellery – are included in Table 4. Differs from jewellery consumption as it excludes the impact of imports/exports and stocking/de-stocking by manufacturers and distributors.

LBMA Gold price PM

Unless otherwise specified, gold price values from 20 March 2015 are based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA), with prior values being based on the London PM Fix.

London PM Fix

Unless otherwise specified, gold price values prior to 20 March 2015 are based on the London PM Fix, with subsequent values being based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA).

Medals/imitation coin

Fabrication of gold coins without a face value, produced by both private and national mints. India dominates this category with, on average, around 90% of the total. ‘Medallion’ is the name given to unofficial coins in India. Medals of at least 99% purity, wires and lumps sold in small quantities are also included.

Mine production

The volume (in fine weight) of gold mined globally. This includes an estimate for gold produced as a result of artisanal and small scale mining (ASM), which is largely informal.

Gold Demand Trends | Third quarter 2015	27

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging – the process of closing out hedged positions – has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Official coin demand

Investment by individuals in gold bullion coins. It equates to the fabrication by national mints of coins which are, or have been, legal tender in the country of issue. It is measured at the country of consumption rather than at the country of origin (for example, the Perth Mint in Australia, sells the majority of the coins it produces through its global distribution network) and is measured on a net basis. In practice it includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion.

Other industrial

Gold used in the production of compounds, such as Gold Potassium Cyanide, for electro-plating in industrial applications as well as in the production of gold-plated jewellery and other decorative items such as gold thread. India accounts for the bulk of demand in this category.

Over-the-counter

Over-the-counter (OTC) transactions (also referred to as ‘off exchange’ trading) take place directly between two parties, unlike exchange trading which is conducted via an exchange.

Physical bar demand

Investment by individuals in small (1kg and below) gold bars in a form widely accepted in the countries represented within Gold Demand Trends. This also includes, where identifiable, gold bought and stored via online vendors. It is measured as net purchases.

Recycled gold

Gold sourced from fabricated products that have been sold or made ready for sale, which is refined back into bullion. This specifically refers to gold sold for cash. It does not include gold traded-in for other gold products (for example, by consumers at jewellery stores) or process scrap (working gold that never becomes part of a fabricated product but instead returns as scrap to a refiner). The vast majority – around 90% – of recycled gold is high-value gold (largely jewellery) and the remainder is gold recovered from industrial waste, including laptops, mobile phones, circuit boards etc. For more detail on recycling, refer to The Ups and Downs of Gold Recycling, Boston Consulting Group and World Gold Council, March 2015 (www.gold.org/supply-and-demand).

Surplus/deficit

This is the difference between total supply and gold demand. Partly a statistical residual, this number also captures demand in the OTC market and changes to inventories on commodity exchanges, with an additional contribution from changes to fabrication inventories.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, decorative and other technological applications, with electronics representing the largest component of this category. It includes gold destined for plating jewellery.

Tonne (Metric)

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin investment

The total of physical bar demand, official coin demand and demand for medals/imitation coin.

Total supply

The total of mine production, net producer hedging and recycling.

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© 2015 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates. All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

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Published: November 2015

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